

11019798

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67520

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/10__ AND ENDING __12/31/10__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **EMPIRE ASSET MANAGEMENT COMPANY**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__2 RECTOR STREET, 15th FLOOR__
(No. and Street)

__NEW YORK__   __NY__   __10006__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__SCOTT P. FLYNN, CPA__   __(212) 736-2220__
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__LEHMAN, NEWMAN & FLYNN CPA's__
(Name – *if individual, state last, first, middle name*)

__14 PENN PLAZA, SUITE 2220__	__NEW YORK__	__NY__	__10001__
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __GREGG ZEOLI__ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____EMPIRE INVESTMENT GROUP LLC D/B/A EMPIRE ASSET MANAGEMENT COMPANY_____ , as of _____DECEMBER 31_____, 20__10____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ Signature

_____ CEO Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMPIRE INVESTMENT GROUP, LLC

D/B/A EMPIRE ASSET MANAGEMENT COMPANY

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

LEHMAN, NEWMAN & FLYNN P.C.

CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, C.P.A.
BARRY NEWMAN, C.P.A.
SCOTT P. FLYNN, C.P.A.
LAWRENCE A. VOLLARO, C.P.A.

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.lnfcpa.com

Members:
American Institute of CPA's
New York State Society of CPA's

INDEPENDENT AUDITOR'S REPORT

To the Members of
Empire Investment Group, LLC
New York, NY

We have audited the accompanying statement of financial condition of Empire Investment Group, LLC as of December 31, 2010, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empire Investment Group, LLC as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I, II, III and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lehman, Newman & Flynn

Lehman, Newman & Flynn
February 25, 2011

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Current assets:	
Cash and cash equivalents	$ 456,187
Investment – money market fund	42,773
Receivables from broker – dealers	
and clearing organizations	293,479
Other receivables	51,980
Prepaid expense	43,000
Total current assets	887,419
Furniture, fixtures and equipment	
(net of accumulated depreciation)	52,037
Security deposits	60,865
Total assets	$1,000,321

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable	$ 54,996
Pension payable	8,933
Commissions payable	163,782
Total current liabilities	227,711
Members' equity	772,610
Total liabilities and members' equity	$1,000,321

The accompanying notes are an integral part of this statement.

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2010

Revenues:	
Investment banking	$ 152,439
Commissions	3,531,714
Interest Income	43,770
Total revenues	$3,727,923
Operating Expenses:	
Employee compensation and benefits	2,505,619
Brokerage, exchange and clearance fees	349,897
Professional fees	206,292
Occupancy and related depreciation	231,828
Marketing and selling expense	135,608
Insurance expense	40,633
Office expense and postage	120,955
Communications and technology	83,428
Total operating expenses	3,674,260
Income before income taxes	53,663
Provision for income taxes	13,032
Net Income	40,631
Members' Equity - January 1, 2010	731,979
Members' Equity – December 31, 2010	$ 772,610

The accompanying notes are an integral part of this statement.

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:	
Net income	$ 40,631
Adjustments to reconcile net income to	
net cash used by operating activities:	
Depreciation	13,413
Receivable from broker – dealers	
and clearing organizations	(61,177)
Other receivables	(12,506)
Prepaid expense	17,868
Accounts payable	(6,888)
Accrued expenses and pension payable	(86,067)
Commissions payable	74,556
Net cash used in operating activities	(20,170)
Cash flows from investing activities	
Capital expenditures	(13,048)
Investment – money market fund	(27,050)
Net cash used in investing activities	(40,098)
Cash flows from financing activities	-0-
Net decrease in cash	(60,268)
Cash at beginning of year	516,455
Cash at end of year	$ 456,187
Supplemental disclosures of cash flow information:	
Cash paid during the year for interest	$ -0-
Cash paid during the year for taxes	$ 13,032

The accompanying notes are an integral part of this statement.

-4-

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS DESCRIPTION

The Company was formed November 2, 2006 under Section 203 of the limited liability company laws of New York State. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority. Services provided to clients by the Company include securities brokerage and investment banking.

USE OF ESTIMATES

The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Under existing provisions of the Internal Revenue Code, the income or loss of a limited liability company is recognized by the members for income tax purposes. For New York City income tax purposes an entity level surcharge is imposed on the Company's allocable income.

REVENUE RECOGNITION

Commission revenues are recorded as income when earned and are shown gross of related brokerage, clearing and exchange fees.

Investment banking revenues arising from securities offerings in which the Company acts as an underwriter or agent are recorded when services for the transactions are substantially completed.

DEPRECIATON

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid cash investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

CASH AND CASH EQUIVALENTS

At times during the year, the Company had cash balances in financial institutions that exceed Federal depository insurance limits. Management believes that credit risk related to these deposits is minimal.

RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2010 consist of fees and commissions receivable at that date. The Company clears customer transactions through another broker-dealer on a fully disclosed basis.

SUBSEQUENT EVENTS

The company has evaluated subsequent events through February 25, 2011, which is the date the financial statements were available to be issued.

NOTE 2 - FURNITURE, FIXTURES AND EQUIPMENT

Furniture and fixtures	$ 66,101
Office equipment	53,870
Leasehold improvements	26,500
	146,471
Less: Accumulated depreciation	(94,434)
Net furniture, fixtures and equipment	$ 52,037

NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital is computed under Rule 15c3-1, was $521,946 at December 31, 2010, which exceeded required net capital of $100,000 by $421,946. The ratio of aggregate indebtedness to net capital at December 31, 2010 was 44%.

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

NOTE 2 - FURNITURE, FIXTURES AND EQUIPMENT (continued)

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty and it is the Company's policy to review, as necessary, the credit standing of each counterparty.

COMMITMENTS AND CONTINGENCIES

Rent Expense and Lease Commitments

The Company conducts its operation from a leased facility. The Company is generally liable for its proportionate share of any increases in real estate taxes and operating expenses. Rent expense relative to this lease was $194,507 for the period ended December 31, 2010. The lease expires October 31, 2014.

The minimum future rental payment under the non-cancelable operating lease having a minimum term in excess of one year as of December 31, 2010, for the next 5 years is as follows:

Date	Amount
December 31, 2011	$ 320,901
December 31, 2012	329,725
December 31, 2013	338,793
December 31, 2014	348,109
October 31, 2015	149,031
	$1,486,559

BROKER –DEALER REGULATION

The Company and the financial services industry in general are subject to stringent regulation by U.S. federal and state agencies, securities exchanges, and self-regulating organizations, each of which has been charged with the protection of the financial markets and the interests of those participating in those markets.

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2010

SCHEDULE 1

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2010

Total ownership equity from statement of financial condition	$772,610
Total nonallowable assets from statement of financial condition	250,655
Net capital before haircuts on securities positions	521,955
Haircuts on securities	9
Net capital	$521,946
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$227,711
Total aggregate indebtedness	$227,711
Percentage of aggregate indebtedness to net capital	44%
Computation of basic net capital requirement:	
Minimum net capital required (6.67% of A.I.)	$ 15,188
Minimum dollar net capital requirement of reporting broker or dealer	$100,000
Net capital requirement	$100,000
Excess net capital	$421,946
Excess net capital at 1000%	$499,175

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)

AT DECEMBER 31, 2010

	Focus Report- Part IIA Period ended December 31, 2010	Adjustments	Annual Financial Statements At December 31, 2010
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$1,005,479	$(232,869)*	$772,610
Deductions and/or charges; Total nonallowable assets from statement of financial condition	(383,887)	133,232*	(250,655)
Haircuts on securities	-0-	(9)	(9)
Total deductions	(383,887)	133,223	(250,664)
Net capital	$ 621,592	$ 99,646	$ 521,946

Note:
*Adjustment reflects additional accruals, write down of miscellaneous receivables and prepaid expenses

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

SCHEDULE II

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2010

The Company claims an exemption from Rule 15c3-3 relating to possession or control of securities as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

SCHEDULE III

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN
SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2010

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

SCHEDULE IV

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2010

The Company, is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LEHMAN, NEWMAN & FLYNN P.C.
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, C.P.A.
BARRY NEWMAN, C.P.A.
SCOTT P. FLYNN, C.P.A.
LAWRENCE A. VOLLARO, C.P.A.

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.lnfcpa.com

Members:
American Institute of CPA's
New York State Society of CPA's

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Member of
Empire Investment Group LLC

In planning and performing our audit of the financial statements and supplemental schedules of Empire Investment Group LLC (the Company), for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of function exists. Although this condition may be considered to be a material weakness in internal control, it is common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in or audit of the financial statement of Empire Investment Group LLC for the year ended December 31, 2010 and this report does not affect our report thereon dated February 25, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lehman, Newman & Flynn
Certified Public Accountants
New York, NY
February 25, 2011

LEHMAN, NEWMAN & FLYNN P.C.
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, C.P.A.
BARRY NEWMAN, C.P.A.
SCOTT P. FLYNN, C.P.A.
LAWRENCE A. VOLLARO, C.P.A.

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.lnfcpa.com

Members:
American Institute of CPA's
New York State Society of CPA's

SUPPLEMENTAL SIPC REPORT

To the Member of Empire Investment Group LLC
New York, NY

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, We have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Empire Investments Group LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Empire Investment Group LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIC-7T). Empire Investment Group LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts in Form SIPC-7T for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculation reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be used by anyone other than these specified parties.

Lehman, Newman & Flynn

February 25, 2011

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

EMPIRE INVESTMENT GROUP LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2010

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment $ 9,320

Less Payments Made:

Date Paid   8/25/10   (4,349)

Total Assessment Balance or Overpayment $ 4,971

Payment made with form SIPC-7T $ 4,971

See Accountant's Report

-18-

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

EMPIRE INVESTMENT GROUP LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2010

Total revenue $3,727,923

Additions:

   Interest and dividend expenses (to extent of income deducted)   -0-

      Total additions $ -0-

Deductions:

   Revenues from the distribution of shares of a registered open end investment company or unit investment trust from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security future products   -0-

   Revenues from commodity transactions   -0-

   Commissions, floor brokerage and clearance paid to other SICP members in connection with securities transactions   -0-

   Net gain from securities in investment accounts   -0-

   100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances of commercial paper that mature nine months or less from issuance date   -0-

   Direct expenses or printing and advertising and legal fees in connection with other revenue related to the securities business   -0-

   Other revenue not related either directly or indirectly to securities business   -0-

      Total deductions   -0-

SIPC NET OPERATING REVENUES $3,727,923

GENERAL ASSESSMENT @ .0025 (minimum $150) $ 9,320

See Accountant's Report

-19-

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS